

For Immediate Release

8x8, Inc.

8x8, Inc. Announces Second Quarter Fiscal 2010 Results

Net income of $1.3 million or $0.02 per share;
Record operating income and operating margin as revenue
from business customers grows 21% year over year

SUNNYVALE, Calif., -- October 28, 2009 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative communications solutions to small businesses, today announced financial operating results for the second quarter of fiscal 2010 ended September 30, 2009.

Net income for the second quarter of fiscal 2010 increased to $1.3 million, or $0.02 per share, compared sequentially to net income of $414,000, or $0.01 per share, for the previous quarter and $44,000 or $0.00 per share for the same period last year.

Total revenue for the second quarter of fiscal 2010 was $16.0 million, an increase of 3% sequentially compared to $15.6 million for the previous quarter and a decrease of 2.4% compared to the $16.4 million for the same period of fiscal 2009. Revenue from business customers grew 10% sequentially and 21% compared to the same period a year ago and now accounts for 74% of overall revenue, up from 69% of total revenue in the prior quarter and 60% for the same period of fiscal 2009. During the second quarter of fiscal 2010, the Company improved its gross margin to 67%, compared to 66% in the previous quarter and 65% in the same period of fiscal 2009. Business customer churn remained stable at 2.7%, compared to a churn rate of 3.1% in the same period last year. 8x8 ended the second quarter of fiscal 2010 with 18,199 business customers.

"The second fiscal quarter resulted in new record levels of both operating income and operating margin, as our operating income of $1.4 million and operating margins of 9% are the highest 8x8 has generated as a publicly traded company," said 8x8 Chairman & Chief Executive Officer Bryan Martin. "Revenue from business customers now accounts for nearly three-quarters of overall revenue. 8x8 is well positioned to continue generating operating income during the second half of this fiscal year. Voice over IP technology continues to receive positive coverage from the media and is becoming increasingly embraced by business customers looking for ways to reduce expenses while enhancing functionality. 8x8 has the ideal solution to meet this growing demand."

Q2FY'10 Business Highlights:

- Posted GAAP net income of $1.3 million - up 223% sequentially from the prior quarter and compared to $44,000 for the same period last year

- Reported record operating income of $1.4 million, up 225% compared sequentially to operating income of $426,000 in the first fiscal quarter and compared to a loss from operations of $(236,000) in the same period last year

- Reported record operating margins of 9% compared to 3% in the first fiscal quarter and negative 1% in the same period last year

- Increased revenue from business customers to 74% of total revenue – up from 69% in the prior quarter

- Reported 10% sequential growth in revenue from business customers and 21% compared to the same period a year ago.

- Increased average monthly service revenue per business customer to $201 – up from $196 in the prior quarter

- Reported an increase in lines and services per new business to 9.8 for the September quarter, vs. 9.6 in the June quarter

- Introduced new Virtual Meeting web conferencing service – first in a series of unified communications services to be launched in the next six months

- Signed teaming agreement with Level(3) Communications that enables 8x8 to jointly bid on hosted voice services within the federal Networx program, administered by the GSA, and the Washington Interagency Telecommunications Services (WITS3) programs

- Maintained business customer subscriber acquisition cost of $638 in the second quarter

- Business customer churn remained stable at 2.7%, despite continued challenges in the overall economic climate for small businesses

During the second quarter of fiscal 2010, 8x8 added $636,000 cash to its balance sheet and ended the quarter with a total of $16.1 million in cash and cash equivalents, compared to a total of $15.5 million in the previous quarter and $15.8 million in the same period of fiscal 2009. During the second quarter, the Company repurchased approximately 282,000 shares of its common stock under its share repurchase program, approved by the Board of Directors on July 28, 2009, at a total cost of approximately $212,000. The Company completed the quarter with working capital of $9.0 million and a current ratio of 1.8 to 1.

Mr. Martin continued, "The Company completed the quarter with a significantly strengthened balance sheet which provides us with a competitive advantage in this economy. We were able to add more than $636,000 in cash while simultaneously investing in the growth of our business, relocating our corporate headquarters, and repurchasing approximately $212,000 of our stock."

Management will host a conference call to discuss these results and other matters related to the Company's business today, October 28, 2009, at 4:30 p.m. EDT. The call is accessible via the following numbers and webcast links:

Dial In:	(888) 300-2343, domestic
	(719) 457-2703, international
Replay:	(888) 203-1112, domestic, passcode 8793364
	(719) 457-0820, international, passcode 8793364
Webcast:	http://investors.8x8.com/
Additional presentation materials:	http://virtualmeeting.8x8.com/Q2FY2010Earnings

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) offers voice, video, mobile and web conferencing communications solutions for business and residential customers. These solutions leverage existing broadband Internet connections and cellular networks to deliver advanced features and digital quality phone service at a fraction of the cost of legacy, copper wire alternatives. Businesses of any size, configuration or geographic location can benefit from the cost, performance and operational advantages of VoIP technology. All 8x8 communications solutions carry little or no upfront investment, no maintenance or upgrade fees and no change in user behavior. For additional information, visit www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and

Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, and 8x8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

		Three Months Ended September 30,				Six Months Ended September 30,		
		2009		**2008**		**2009**		**2008**
Service revenues	$	14,838	$	14,903	$	29,358	$	29,922
Product revenues		1,189		1,522		2,227		2,784
Total revenues		16,027		16,425		31,585		32,706
Operating expenses:								
Cost of service revenues		3,535		4,022		7,036		7,836
Cost of product revenues		1,686		1,673		3,507		3,105
Research and development		1,265		1,299		2,502		2,491
Selling, general and administrative		8,156		9,667		16,729		18,418
Total operating expenses		14,642		16,661		29,774		31,850
Income (loss) from operations		1,385		(236)		1,811		856
Other income, net		31		107		43		192
Income (loss) on change in fair value of warrant liability		(90)		190		(97)		259
Income before provision for income taxes		1,326		61		1,757		1,307
Provision (benefit) for income taxes		(10)		17		7		75
Net income	$	1,336	$	44	$	1,750	$	1,232
Net income per share:								
Basic	$	0.02	$	0.00	$	0.03	$	0.02
Diluted	$	0.02	$	0.00	$	0.03	$	0.02
Weighted average number of shares:								
Basic		62,774		62,278		62,728		62,187
Diluted		62,873		62,361		62,832		62,277

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2009		March 31, 2009
ASSETS			
Current assets			
Cash and cash equivalents	$ 16,121	$	16,376
Accounts receivable, net	422		414
Inventory	2,853		2,297
Other current assets	869		841
Total current assets	20,265		19,928
Property and equipment, net	1,705		1,485
Other assets	418		443
Total assets	$ 22,388	$	21,856
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 4,046	$	4,810
Accrued compensation	1,393		1,264
Accrued warranty	370		328
Deferred revenue	2,192		2,254
Other accrued liabilities	3,240		3,858
Total current liabilities	11,241		12,514
Other liabilities	167		291
Fair value of warrant liability	117		21
Total liabilities	11,525		12,826
Total stockholders' equity	10,863		9,030
Total liabilities and stockholders' equity	$ 22,388	$	21,856

8x8, Inc.
Selected Operating Statistics

	FQ208	FQ308	FQ408	FQ109	FQ209	FQ309	FQ409	FQ110	FQ210
Gross business customer additions (1)	1,872	1,924	2,162	2,398	3,324	2,437	2,792	2,907	2,609
Gross business customer cancellations (less cancellations within 30 days of sign-up)	849	949	1,138	1,098	1,187	1,224	1,245	1,371	1,416
Business customer churn (less cancellations within 30 days of sign-up) (2)	3.3%	3.3%	3.6%	3.2%	3.1%	2.9%	2.7%	2.7%	2.7%
Total business customers (3)	9,111	10,007	10,845	11,898	13,744	14,706	16,013	17,266	18,199
Business customer average monthly service revenue per customer (4)	$ 234	$ 233	$ 229	$ 237	$ 220	$ 208	$ 202	$ 196	$ 201
Revenue from business customers (in '000s)	$ 6,953	$ 7,542	$ 8,111	$ 9,077	$ 9,826	$ 10,614	$ 10,728	$ 10,722	$ 11,842
Revenue from residential and video customers (in '000s)	$ 7,793	$ 8,182	$ 7,685	$ 7,192	$ 6,356	$ 5,572	$ 5,236	$ 4,811	$ 4,168
Revenue from technology licensing (in '000s)	$ 22	$ 80	$ 536	$ 12	$ 243	$ 17	$ (199)	$ 25	$ 17
Total Revenue	$ 14,768	$ 15,804	$ 16,332	$ 16,281	$ 16,425	$ 16,203	$ 15,765	$ 15,558	$ 16,027
Percentage of revenue from business customers	47.1%	47.7%	49.7%	55.8%	59.8%	65.5%	68.1%	68.9%	73.9%
Percentage of revenue from residential and video customers	52.8%	51.8%	47.0%	44.1%	38.7%	34.4%	33.2%	30.9%	26.0%
Percentage of revenue from technology licensing	0.1%	0.5%	3.3%	0.1%	1.5%	0.1%	-1.3%	0.2%	0.1%
Total Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Overall service margin	67%	70%	74%	75%	73%	74%	71%	76%	76%
Overall product margin	-77%	15%	-23%	-13%	-10%	9%	-50%	-75%	-42%
Overall gross margin	52%	65%	67%	68%	65%	67%	59%	66%	67%
Total (business, residential and video) subscriber acquisition cost per service (5)	$ 99	$ 129	$ 155	$ 162	$ 163	$ 135	$ 119	$ 108	$ 88
Business subscriber acquisition cost per service (6)	$ 142	$ 161	$ 158	$ 171	$ 171	$ 141	$ 118	$ 93	$ 90
Average number of services subscribed to per business customer	7.2	7.3	7.2	7.1	6.9	6.6	6.6	6.9	7.1
Business customer subscriber acquisition cost (7)	$ 1,028	$ 1,177	$ 1,135	$ 1,217	$ 1,174	$ 933	$ 785	$ 638	$ 638
Residential lines in service	117,338	112,229	107,260	100,937	93,865	86,992	81,569	74,809	68,682
Total (business, residential and video) customer churn (less cancellations within 30 days of sign-up) (8)	3.9%	3.8%	4.0%	3.5%	4.2%	3.9%	3.5%	3.7%	4.3%

(1) Includes 1,154 "Find me, Follow me" and 40 8x8 Virtual Office customers acquired in the second quarter of fiscal 2009 from Avtex Solutions, LLC ("Avtex").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(3) Business customers are defined as customers paying for service. Prior to April 1, 2008, 8x8 included customers in the business customer count that were using the service as a trial or evaluation and not yet paying for service. The numbers in this table prior to and after April 1, 2008, only include business customers that are paying for service. Customers that have prepaid for their first month of service and are currently in the 30 day trial period are considered to be customers that are paying for service.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Total (business, residential and video) subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies during the period divided by the number of gross services added during the period.

(6) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period. The addition of 1,154 Avtex customers that migrated to 8x8 in the second fiscal quarter of 2009 but subscribed to "Find me, Follow me" services rather than 8x8 Virtual Office service, and the $79,230 in expense related to the acquisition of these 1,154 customers, is excluded from this calculation.

(7) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.

(8) Total (business, residential and video) customer churn is calculated by dividing the number of services terminated (after the expiration of the 30 day trial) during that period by the simple average number of services during the period and dividing the result by the number of months in the period.